Exhibit 77C

On October 10, 2011, a special meeting of shareholders of the Fund was held (1) to approve a new Management Agreement, pursuant to which the Adviser would continue to serve as investment adviser to the Fund, and (2) to ratify the current Management Agreement and the fees paid by the Fund to the Adviser up to the effective date of the new Management Agreement.  The results of the election were:

	For	Against	Abstain
To approve the new Management Agreement	6,343,442	60,606	305,971
To ratify the current Management Agreement	6,297,097	65,167	347,754